PRUDENTIAL WORLD FUND, INC.

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

March 29, 2011

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Prudential Emerging Markets Debt Local Currency Fund, a series of

Prudential World Fund, Inc.
Post-Effective Amendment No. 57 to the Registration Statement
under the Securities Act of 1933 (No. 2-89725) and
Amendment No. 58 to the Registration Statement under
the Investment Company Act of 1940 (No. 811-3981)

Dear Mr. Greene:

We filed through EDGAR on January 11, 2010 on behalf of Prudential World Fund, Inc. (the “World Fund”) Post-Effective Amendment No. 56 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 57 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”). The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding a new series to the World Fund, the Prudential Emerging Markets Debt Local Currency Fund (the “Fund”).

This letter is intended to respond to the staff’s comments on the Amendment that you conveyed by telephone on March 3, 2011. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in the Amendment to the World Fund’s registration statement to be filed under Rule 485(b) with effectiveness designated for March 30, 2011.

General

1. Comment

Consider recent guidance by the staff of the SEC regarding disclosure relating to climate change.

Response

The World Fund reviewed and considered the staff’s guidance regarding disclosure relating to climate change in Release No. 33-9106. The Registrant respectfully submits that no additional disclosure revisions are necessary.

Prospectus

1. Comment
Please include risk disclosure in the summary prospectus relating to market volatility.

Response

The section entitled “Principal Risks of Investing in the Fund-Recent Market Events” in the Fund’s summary prospectus includes such disclosure. Thus, the Fund respectfully submits that additional revisions are not necessary.

2. Comments

In the section entitled “Summary Section--Fund Fees and Expenses”:

(a) The Fund may delete any shareholder fees that have no expenses;

(b) Please disclose if the fee waiver is subject to any recoupments or clawbacks;
(c) Please include a line item for underlying fund expenses;

(d) In the first footnote to the table, please include disclosure responsive to instruction 3(e) to Item 3 of Form N-1A; and

(e) In the third footnote, please clarify the disclosure relating to “certain other expenses.”

Responses

(a) The Fund prefers to include such disclosure in its prospectus;
(b) The fee waiver is not subject to any recoupments or clawbacks;
(c) The Fund estimates that the fees associated with its investments in other investment companies for its first year of operations is not expected to exceed 0.01 percent of average net assets of the Fund. According to instruction 3(f) to Item 3 of Form N-1A such amounts do not require a separate line item to the fee table and may be included under the subcaption “Other Expenses” in lieu of disclosure requirements.
(d) The disclosure as been revised as requested; and

(e) The disclosure as been revised as requested.

3. Comments

Under “Investments, Risks and Performance – Principal Investment Strategies”:

(a) Please confirm that the list of countries disclosed, including Israel, South Korea and Taiwan, are countries on the World Bank’s list of low or middle income countries.

(b) Please clarify the Fund’s definition of “emerging market countries”.

(c) Please revise the disclosure to clarify “other similar instruments” in the following sentence: “The Fund’s fixed income instruments may include bonds, debt securities and other similar investments issued by various US and non-US public or private sector entities.”

(d) Since the Fund invests globally in “emerging markets”, please include disclosure about the minimum number of countries that the Fund will invest in order to comply with Rule 35d-1 (the “Names Rule”).

Responses

(a) Not all of the countries listed are on the World Bank’s list of low or middle income countries. The listed countries that are not on the World Bank’s list are countries that the subadviser believes have an emerging economy or market.

(b) The prospectus discloses that “[t]he Fund generally considers emerging market countries to be countries that are on the World Bank's list of low or middle income countries as well as any other country that the Subadviser believes has an emerging economy or market. Emerging market countries are expected to include, but are not limited to, Argentina, Brazil, Chile, China, Colombia, Czech Republic, Egypt, Hungary, India, Indonesia, Israel, Malaysia, Mexico, Peru, Philippines, Poland, Romania, Russia, Singapore, Slovakia, South Africa, South Korea, Taiwan, Thailand, and Turkey.” The Fund respectfully submits that no additional clarifications are necessary to the Fund’s definition of emerging market countries.

(c) The disclosure has been revised as requested.

(d) Although the Fund does not agree with the staff ‘s interpretation of Rule 35d-1 and the Fund makes reference to the FAQ to Rule 35d-1 where the staff notes that it no longer requires a Fund with similar words in its name to invest in at least three countries, the Fund will invest in at least three different countries, without limit as to the amount of Fund assets that may be invested in any single country.

4. Comments

Under “How the Fund Invests–Investment Objective and Policies”:

(a) Please consider recent guidance by the staff of the SEC regarding derivatives disclosure that was contained in a letter from the SEC to the ICI. Pursuant to such guidance, please revise the derivatives disclosure to replace the word “may” with “will”.
(b) The derivatives disclosure in this section references “inverse floaters”. Please explain if the Fund is investing in instruments created by third parties or if the Fund creates such instruments and sells them.
(c) Please revise the disclosure relating to reverse repurchase agreements and dollar rolls to clarify that these investments may cause leverage.

(d) Please revise the disclosure under “Temporary Defensive Investments” to clarify that such investments are inconsistent with the Fund’s investment objective and that when the Fund makes such investments the Fund may not achieve its investment objective.
(e) Please explain what types of securities may be the subject of short sales and if the Fund will enter into short sales on any derivatives.

(f) Please explain that a Reverse Repurchase Agreements and Dollar Rolls strategy potentially leverages the Fund’s returns.

Responses

(a)	The World Fund will consider such guidance and will make any additional revisions to the Fund’s disclosure that are deemed necessary.

(b)	The Fund does not intend to create and sell inverse floaters.

(c)	The risk table for these investments disclosure that they may cause leverage. Thus, no additional revisions are necessary.

(d)	The disclosure has been revised as requested.

(e)	The Fund’s investments in debt securities are subject to short sales. The Fund does not short sell derivative investments.

(f)	The last sentence of the paragraph reads that, “Either strategy may magnify underlying investment gains or losses.” The sentence will be revised to read, “Either strategy involves leverage and may magnify underlying investment gains or losses.”

Statement of Additional Information (SAI)

1. Comment
The preliminary SAI filed by the Amendment applies only to the Fund and not also to the World Fund’s other series. The staff questioned why the SAI applies to the Fund, only.

Response

The Prudential mutual funds have a combined SAI for all series within any single registered investment company. We find this to be both efficient and cost effective. The World Fund’s existing series have a current SAI dated December 23, 2010. The preliminary SAI filed by the Amendment, and the final SAI to be effective March 30, 2011, apply only to the Fund and do not change or replace the SAI dated December 23, 2010 for the other series of the World Fund. The World Fund will file another post-effective amendment pursuant to Rule 485(b) in late December 2011 that will update the prospectuses for the Fund and the World Fund’s other series and incorporate by reference the audited financial statements for the fiscal year ending October 31, 2011.

2. Comments

Under “Investment Restrictions,” please include disclosure about the duplicative expenses of investing in real estate investment trusts.

Responses

The Amendment contains such disclosure, therefore, no additional revisions are necessary.

3.     Comment
     In the section captioned “Debt Securities,” indicate whether the Fund may invest in companies emerging from bankruptcy.

Response
Disclosure will be added to the SAI under “Debt Securities” that the Fund may invest in companies emerging from bankruptcy. Disclosure will also be added that investments in companies in bankruptcy is very risky and can lead to financial loss.

Tandy Representations

The World Fund hereby acknowledges that (i) the World Fund is responsible for the adequacy and accuracy of the disclosure in the Registration Statement; (ii) Commission staff comments or changes to disclosure in the Registration Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the World Fund may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

                                                                             /s/ Claudia DiGiacomo

Claudia DiGiacomo

                                                                           Vice President & Corporate Counsel

cc:      Jonathan D. Shain